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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      BUREAU OF ELECTRONIC PUBLISHING, INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                    12115P101

                                 (CUSIP Number)

                                 Laura Huberfeld
                     152 West 57 Street, New York, NY 10019

                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1996

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)


                                                (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 Schedule 13D

CUSIP No.  12115P101                13D                     Page 2 of 5 Pages
          -----------

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                           -0-

BENEFICIALLY

  OWNED BY                 8.       SHARED VOTING POWER
    EACH                            -0-

  REPORTING

 PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                    400,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    400,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    7.52%

14.      TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                 Schedule 13D

CUSIP No.  12115P101                   13D                  Page 3 of 5 Pages
          -----------

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

  NUMBER OF                7.       SOLE VOTING POWER
   SHARES                           -0-

BENEFICIALLY

  OWNED BY                 8.       SHARED VOTING POWER
    EACH                            -0-

  REPORTING

 PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                    400,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    400,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.52%

14.      TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                      Page 4 of 5 Pages

This statement constitutes Amendment No. 1 to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 29, 1996 (the "Original Statement") by Laura Huberfeld and Naomi Bodner (together, the "Reporting Persons"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Each Reporting Person owns warrants to purchase 400,000 shares of the Company's Common Stock. Assuming that all warrants reported herewith were exercised and that the total number of shares of Common Stock outstanding is 4,519,869 prior to the exercise, each Reporting Person would own 7.52% of the total outstanding. Together the Reporting Persons would own 15.04%.

         (c) On December 30, 1996, each Reporting Person made a gift of 400,000 shares of Common Stock to a charitable organization.


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                                                           Page 5 of 5 Pages

                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1997

                                                     /s/ Laura Huberfeld
                                                     -------------------
                                                     Laura Huberfeld

                                                     /s/ Naomi Bodner
                                                     ----------------
                                                     Naomi Bodner